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                                                                    EXHIBIT 99.1



                                 [ALTAREX LOGO]





CONTACTS:
Sondra Henrichon                                       Wayne Hendry
Director, Investor Relations and
 Corporate Communications                              Investor Relations
AltaRex Corp.                                          The Equicom Group, Inc
Waltham, MA  USA                                       Toronto, ON Canada
(781) 672-0138  ext. 5110                              (416)815-0700 ext. 238
shenrichon@altarex.com                                 whendry@equicomgroup.com
----------------------                                 ------------------------

FOR IMMEDIATE RELEASE

               ALTAREX AND DOMPE FORM STRATEGIC BUSINESS ALLIANCE

WALTHAM, MA, NOVEMBER 16, 2000 - ALTAREX CORP. (TSE: AXO, OTC: ALRXF) today announced that the Company has entered into a memorandum of understanding (MOU) with Dompe Farmaceutici S.p.A. (Milan, Italy) to form a strategic business alliance for its lead product OvaRex(TM) MAb for a territory that includes Italy, Spain, Portugal, Switzerland, Austria and certain Eastern European countries. The MOU grants Dompe the rights of first offer for additional cancer antibodies in the territory.

In accordance with the MOU, Dompe has escrowed US$5 million (approximately C$7.75 million) to purchase AltaRex Common Shares on a private placement basis at a price of C$0.55 per share, the closing price of AltaRex shares on Thursday, November 9, 2000. The purchase of shares requires approval by regulatory authorities in Canada and the shares will be subject to a 180-day lock-up. This investment represents part of a Company plan to raise C$15 million through the sale of Common Shares. In that regard the Company has filed a preliminary prospectus in certain provinces of Canada for a public offering of Common Shares for the purpose of fulfilling this plan.

Pursuant to the MOU, Dompe also has an option to purchase an additional US$5 million in equity in a private placement concurrent with a future public offering in the United States. Additionally, Dompe will pay up to US$1.25 million upon OvaRex(TM) MAb commercialization in Spain and Portugal.

Under the terms of the MOU, the collaboration is structured so that AltaRex remains responsible for global product development and registration. The Company will work closely and cooperatively with Dompe and other European collaborators in achieving registration for OvaRex(TM) MAb throughout Europe. Dompe becomes responsible for certain OvaRex(TM) clinical trial obligations, including clinical trial costs, and for product marketing, sales and distribution in the territory. AltaRex and Dompe will share profits after expenses.


                                  ALTAREX CORP.
                               610 LINCOLN STREET
                                WALTHAM, MA 02451
                       TEL. 781.672.0138 FAX. 781.672.0142
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                                 [ALTAREX LOGO]


NOVEMBER 16, 2000
ALTAREX AND DOMPE FORM STRATEGIC BUSINESS ALLIANCE
PAGE 2 OF 3

"This step into major European Economic Community markets is consistent with our strategy to maximize returns in select regions through collaborations with the regional market leaders who have significant expertise in marketing biotech products," commented Richard E. Bagley, President and Chief Executive Officer of AltaRex. "This alliance builds on our previously announced joint ventures by successfully growing our global marketing presence with `best in class' partners who have an outstanding record of accomplishment."

"I'm extremely pleased with this strategic business alliance which fits perfectly with our strategy to grow our biotech offerings though product rights and collaborations in specialized areas of medicine," stated Sergio Dompe, Chief Executive Officer of Dompe Farmaceutici. "This alliance with AltaRex reflects our objective to strengthen and expand our biopharmaceutical operations in Southern and Eastern European markets as well as to add products fitting with our pipeline in the oncology area, a key strategic business segment."

Earlier this year, AltaRex announced 50:50 joint venture collaborations with Medison Pharma Ltd. (for Israel and the Middle East) and Genesis Pharma S.A. (for Greece and the Balkans).

OvaRex(TM) MAb is the Company's lead product, currently in late-stage clinical development for the treatment of ovarian cancer. OvaRex(TM) MAb has received Fast Track designation from the U.S. Food and Drug Administration (FDA) which can allow for accelerated review. The Company will work with Dompe and its other partners to obtain regulatory approval and to bring OvaRex(TM) MAb to market in Southern and Eastern Europe as soon as possible. Dompe will serve as an expert advisor to AltaRex in this development and registration process.

About Dompe Farmaceutici S.p.A.
Based in Milan, Italy, Dompe is one of Europe's most integrated and innovative pharmaceutical and biotech companies. Traditionally established in the areas of respiratory, anti-inflammatory and osteo-articular pharmaceuticals, Dompe has since expanded its reach into biotechnology.

About Dompe Biotec
Dompe Biotec is a joint venture between Dompe Farmaceutici and Amgen. Dompe Biotec is the leading biotechnology company in Italy focused on marketing biotechnological drugs of high added value within specialized areas of medicine. Dompe Biotec gained access to three early products of biotechnology by allying with the large multinational firms that held European rights to them. Dompe Biotec has since made a point of directly pursuing North American biotech companies with innovative treatments for specific medical conditions. Dompe Biotec has established successful partnerships with global biotechnology companies such as Biogen, Genzyme and Pathogenesis, and more recently, Hemosol.


                                  ALTAREX CORP.
                               610 LINCOLN STREET
                                WALTHAM, MA 02451
                       TEL. 781.672.0138 FAX. 781.672.0142
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                                 [ALTAREX LOGO]


NOVEMBER 16, 2000
ALTAREX AND DOMPE FORM STRATEGIC BUSINESS ALLIANCE
PAGE 3 OF 3

About AltaRex Corp.
AltaRex Corp. is focused exclusively on the research, development and commercialization of antibody-based immunotherapeutic products to prolong life and reduce the suffering associated with late-stage cancers. Data from clinical studies suggest that through multiple mechanisms, AltaRex's proprietary platform technology enhances the ability of the human immune system to produce an anti-tumor response. The Company has five antibody-based products in various stages of development. Its most advanced product is OvaRex(TM) MAb, in late-stage clinical development for the treatment ovarian cancer.

Additional information about AltaRex research and development, news and events can be found on its web site at www.altarex.com. Clinical information can also be found on the CenterWatch web site at www.centerwarch.com. Additional information about ovarian cancer can be found at www.nci.nih.gov, www.ovariancanada.org and at www.ovarian.org.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to the risk that a definitive agreement is not entered into with Dompe, our dependence on corporate alliances such as the alliance with Dompe referred to above, our need for capital and the risk that the Company can not raise funds on a timely basis or on satisfactory terms, changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of pre-clinical, retrospective and early clinical trial results which may not be indicative of results that will be obtained in ongoing or future clinical trials, the establishment of manufacturing processes, the timely development, regulatory approval and market acceptance of the Company's products, uncertainty as to whether patents will issue from pending patent applications and, if issued, as to whether such patents will be sufficiently broad to protect the Company's technology, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.


        THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE
                         INFORMATION CONTAINED HEREIN.

                                       ###

                                  ALTAREX CORP.
                               610 LINCOLN STREET
                                WALTHAM, MA 02451
                       TEL. 781.672.0138 FAX. 781.672.0142